Filed by Tastemaker Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tastemaker Acquisition Corp. (File No. 001-39858)

The following is a transcript of the Quality Gold Companies’ presentation at the 25th Annual ICR Conference held on January 9, 2023.

Quality Gold Company Presentation

Company Name: Quality Gold, Inc. (QGLD)

Event: 25th Annual ICR Conference

Date: January 9, 2023

<<Caitlin Churchill, ICR>>

All right. Good morning everyone. I am pleased to introduce the Quality Gold team. Quality Gold is a leading global logistics provider to the U.S. jewelry industry that has been in operation for more than 40 years and has an extended history of consistent growth of both revenue and adjusted EBITDA.

Before I turn the presentation over to the team, I would like to remind you that during this presentation the parties will be making some forward-looking statements regarding future events and results. Forward-looking statements include, but are not limited, to predictions, projections, and other statements about future events that are based on current expectations and assumptions, and as a result are subject to risks and uncertainties. The information discussed today is qualified in its entirety by the SEC filings that have been filed to date by Tastemaker Acquisition Corp. and Quality Gold Holdings, Inc., including the registration statement on Form S-4 filed with the SEC on December 23, 2022, which may be accessed on the SEC’s website.

You are urged to review the Form S-4 and all other relevant documents filed or that will be filed with the SEC in connection with the business combination. Please note that today’s presentation is not an offering of securities or a solicitation of proxy, consent, or authorization, or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise.

Today you will hear from Quality Gold’s CEO, Michael Langhammer; and COO, Jason Langhammer, whose father founded the company over 40 years ago. Under their leadership Quality Gold has created a sophisticated logistics solution to serve all channels within the widely distributed and highly fragmented U.S. jewelry industry. Michael, Jason and team have built tremendous loyalty among their customer base through their ability to provide reliable service in a timely way. They have built significant barriers to entry with proprietary production capabilities and broad, vertical integration, including manufacturing, distribution, and customer support. This has resulted in exceptional customer and supplier retention, a proven ability to identify and integrate strategic acquisitions and consistent financial performance throughout their history. Along with that they maintain a strong and flexible balance sheet that will allow them to quickly react to additional strategic opportunities that are in front of them.

And with that, let me turn the presentation over to Michael and Jason.

<<Jason Langhammer, Chief Operating Officer>>

Thank you.

<<Michael Langhammer, Chief Executive Officer>>

Thank you, Caitlin. Before I start, I’m just going to let you know that my day job doesn’t involve stage, and public speaking and everything, nor my brother, same thing. We work for the same company.

Quality Gold was started in 1979 by our parents, our father with a Ph.D. in physics, and our mom, she was an elementary school teacher. Dad began by traveling and selling out of his suitcase to local jewelers. Today we’re a $0.5 billion company.

As an important member of the jewelry industry, we have developed and earned the trust and respect of our customers and our suppliers. We are a leading specialty logistics company for the U.S. jewelry industry and we’re a vertically integrated one-stop shop for much of the retail jewelry industry. We’re a manufacturer, a specialty distributor, a fulfillment house, and creator of white label brands. We have strong management teams, each with decades of experience.

By paying attention to the details, we’ve consistently grown year after year. All of this combined creates a very unique company. Our customers include independent mom-and-pops, large and regional chains, clubs, department stores, TV, e-tailers, and wholesalers. We’re aggressive at adding new products. We carry approximately 165,000 SKUs. We’re adept at finding and maximizing acquisitions. There are key attributes and competitive advantages of our business, which we will discuss today, that have allowed us to adapt to changing market conditions and significantly outgrow the market.

You will hear about our infrastructure, our technology, and sorting equipment that allows a $10 package or a $250,000 shipment to go out the door. You’ll hear about our commitment to our customers to perform day after day, organic and inorganic growth, acquisitions and how these are all intertwined.

We’ve decided to take Quality Gold public in order to enhance our growth. My brother and I feel the future is extremely bright and we are retaining a significant amount of equity in the company. As you will see later here, the current macro environment will bring many opportunities. Fiscal year 2022 was our best year ever in terms of adjusted EBITDA. Every year since 2007 has been our best ever. Our story is about diversification, stability, resilience and growth. Next slide please.

The U.S. jewelry market is a large addressable market, and ripe for consolidation. It’s estimated to be a $69 billion retail market. Within the wholesale jewelry industry, Stuller and Richline are multi-product line channel competitors, while I would classify Royal, Overnight, Fredrick Goldman, as more single product line competitors.

Quality Gold is a leader in the gold and silver channel. We’re very strong in the lab-grown diamond space with good concentrations in finished jewelry as well. Our competitive strengths include our expansive product lines and a multi-channel distribution network. We have a history of growth in the jewelry industry. We do that in part by winning new customers and in part by acquiring complementary companies and bringing them into our sales ecosystem.

In recent years, as you will see, we have operated 17 times above the growth of jewelry industry. This time I’m going to turn it over to my brother, Jason.

<<Jason Langhammer, Chief Operating Officer>>

So this slide details more of our product mix, our customers and our suppliers. You can see the majority of our sales is 14 karat gold, but we are well balanced across all product lines. Lab grown diamonds have been in our mix for about four years now and are about 16% of all of our sales. We have very little customer concentration risk. In our core business, no customer accounts for more than 8% of revenue, and the top seven customers total only 24%.

Our largest sales channel is independents, which is the most diversified of them all, comprising of over 15,000 individual dealers. We have an overall average customer retention rate of 17 years. Our diversity exists with our outside suppliers as well. We buy from hundreds of different vendors and we manufacture many of our own products.

Diversification again is the key to the profitability and success. Where the precious metal markets, customer preferences, shopping habits, or trends change we’re able to adapt quickly with very little impact on our overall business. Next slide please.

Over the last 40 years, we’ve built a very complex network of supply infrastructure, with strategically aligned factors we apply. We have over 400 different vendors from 19 different countries. All these factories, small and large, complete our story. They make Quality Gold unique in our industry – for our breadth of products,

Our company-owned factories control cost, production, delivery, and capacity to a much greater degree than our outside vendors. Our factory in the U.S. specializes in special orders; it specializes in special-order product as well as production of stock product. Our factory in India produces mostly finished, mined and lab grown jewelry, and finished diamond jewelry. We manufacture many of the 165,000 SKUs we stock. We catalog a majority of these into 7,500 active pages. This becomes a very important tool to our customers and we send it out to them. It’s basically the backbone of our industry – our business, sorry. Next slide please.

Quality Gold is many things to its customers, and we support them in so many ways. We are a reliable and financially stable partner. We are a just-in-time warehouse, a fulfillment house, and a source for stock and special orders, and personalization; small or bulk shipments go to every channel of the industry. This gives the small jeweler access to a huge product line, warehousing, and next-day delivery with no minimum order ever.

Our catalogs are on and below every jewelry counter of a majority of the jewelry counters in the United States. For many of these small businesses, and for some large ones, we are a one-stop shop. This huge variety of products and capability to consistently deliver is the foundation for our longtime customers and for our continued growth. Next slide please.

Quality Gold is not a simple business to duplicate; there are significant barriers to entry. Earning the trust of a customer requires performance year-over-year. To accomplish this takes a very sophisticated backend, and attention to details.

Our business requires many different internal departments working together to ensure our customers are taken care of; the products are shipped on time. It takes an extremely talented and knowledgeable group of leaders. One of the things I’m most proud of is the tenure of our management team. As you can see the average senior management being over 20 years. Our larger management team has over 16 years on average, over 600 years of experience with Quality Gold alone. Our employees are our biggest asset. And our success just reflects in their contribution. Next slide please.

Quality Gold has a strong and consistent record of increased sales and profit. The foundation for this success is our back-end operations, and our ability not only to handle enormous amounts of products; but to handle – accommodate the needs of many different types of customers. At the very heart of our success is our very own in-house developed software which we have designed over the last 30 years. Combined with this software is our exceptional warehouse which allows us to stock six million pieces of jewelry, and ship 1.5 million orders to 15,000 customers.

Our facility has four different sortation equipment or pieces of equipment and it is – they sort orders by size. There are two separate shipping lines that shrink wrap and sort boxes by carriers. These lines ensure our commitment to our customers to ship every in-stock order same day. Most of these orders are on demand and ship same day to the customer. In fact, over 50% of all outbound orders are shipped directly to the end consumer in partnership with the retail partners. This flexibility to quickly and accurately ship to every level of retail allows us to capture more of the overall spend of the customer. Next slide please.

This flow chart again illustrates our backend flexibility and diversification. Unlike our competitors, we have the ability to service a wide variety of customers. We are a fulfillment house, supplying the data feeds, images, packaging, processing returns, and even a choice of shipping carriers, thereby creating a turnkey solution for the e-tailers to concentrate on simply selling and marketing. Orders can come in from a variety of ways. Not just via the phone, qgold.com, electronic file transfer and even fax. And all of our customer service calls are answered here in the United States. One very key point that our inventory is being shared by all – across all sales channels, very little of our inventory is held for one customer. It is the key to managing our inventory dollars. By stocking all these products, we are in fact acting as a warehouse again for stores, a key element to both economic expansion and contraction.

<<Michael Langhammer, Chief Executive Officer>>

We are very aggressive at adding new products, creating new product lines, bolstering existing lines, and replacing weaker items when appropriate. Adding new products is in our DNA. Lab Grown Diamonds are a recent addition; it’s been our biggest new product introduction to date. We are always looking to add to existing lines, or even for complete new product lines that we can supply our existing customers. Typically, this takes the form not of a complete overhaul of the product line, but rather a methodical analysis of what’s selling, what’s not, what’s new, and what’s trending. Our customers count on us to be their eyes and ears for what will be a best-seller in the coming year. Our products typically have a medium- and long-life cycle. We actually only replace a low percentage each year. We have lots of flexibility, so we can control our inventory. We can actually take a gold product that has reached the end of its life, melt it down, and reuse the gold. Next slide please.

We sell mostly unbranded jewelry. In the majority of the retail jewelry market, the most important brand is their store, their name, and their personal relationship with their customer. While we do create trade brands as part of our marketing and catalogs, it represents a small portion of our business with the retailers. Here are a few on this slide. We have over 30 active trade brands. Our trade brands are designed to be used by the retailer in a way that’s useful to them or helps their margins. We look at ourselves as enabling the retailer with our brands. We leave the margin on the table for the retailer with our products, whether branded or non-branded. Next slide please.

We have invested over the years to build out our infrastructure and built up our cost plateau. Our existing infrastructure can handle significant increases in sales without new investment. When I say “infrastructure,” I mean management, technology, equipment and platforms; all of which we believe are positioned for growth. With over 15,000 business customers, we are used to volume; we can easily assimilate rapid increases in volume regardless of where it originates from. Adding customers, adding products or absorbing acquisitions, it’s part of our normal routine. We’ve been successful at integrating acquired companies. An acquisition of a wholesaler for example fits in nicely; it’s one of the easiest to integrate. Each of our departments can easily absorb the increase in work load with minimal increase in labor. Next slide please.

We have significant opportunities for growth including channel expansion, product expansion, and organic growth with new customers. The biggest opportunities will occur with existing customers since we do business with a significant portion of the industry already. There’s no acquisition cost to an existing customer. Business acquisition should have significant opportunities for us going forward. I feel it’s a proven basis for us to grow the company. Acquisitions should support few sales to existing new customers, who add new product lines and add a whole new leg to our diversification strategy.

As our fragmented industry continues to consolidate, we stand ready to take advantage. We expect the higher profile and stability associated with being a public company to drive growth in some of the larger retail channels. Margin and adjusted EBITDA growth will also occur when value acquisitions are brought in to take advantage of our current infrastructure and cost plateaus. The current economic environment is expected to increase our market share as we lose competitors, and acquisitions will drive inorganic and organic growth. I’ll come back to that one in a minute. Next slide please.

We have a tremendous reach across the market. Our customer base is over 15,000 customers, a majority of these being Independent Jewelers. In many cases, we are aware that they are only buying some of our product categories, or maybe inconsistently buying throughout the year. These are mostly single stores, making individual purchasing decisions, earning the title Independents. We are working to increase our touch points with this group through our newly created independent outreach group. One of our biggest new initiatives is bringing on an increased outreach group and supplying them with data analytics gathered from our large database of customer purchases and behavior. We believe that with focused sales and customer outreach and education, we’ll be able to significantly increase spend within our existing Independents. Next slide.

We try to purchase companies at a low valuation, bring them into our ecosystem and then drive growth. Taking acquisitions and using them to add organic growth is what we have done in most cases, resulting in continuing contribution long after a deal is signed. Sales from acquisitions have grown an average 26% CAGR post acquisition date. There is no single reason for acquiring a company. We have dissected our acquisitions over the years and categorized them across multiple areas. Details of this are at the end of the deck for your reference on page 27.

Some acquisitions provide us with a complete factory, like our Steckbeck India factory purchase. We have since grown sales and production and with it came intangibles like an experienced management and work force that has continued to pay dividends. By making certain acquisitions, we’ve eliminated single product line competitors over the years like HSM Jewelry and Leslie Jewelry manufacturing. Other companies we purchase usually come with a treasure trove of tooling, dies, and molds that we can explore for future products to expand on. Many times, we acquired a brand or trade brands.

Rauner & Strauss, Saro Manufacturing, Daron Jewelry, De-Ani, Wideband, I.B. Goodman all fall into this category. You can see that most, in the end, result in a greater vertical integration of Quality Gold. Channel expansion like the MTM acquisition added the gold wholesale channel to our ecosystem and packaging product line expansion resulted from the acquisition of Gem Pak. At times, an acquisition has just come down to economics, or our strategic insight that it just makes sense. We are highly selective but strategic in our purchases. Many of the targets have been family owned without a transition plan; many times we’re the only suitor.

The environment is ripe for an increase in acquisition size and activity, especially as the economic turbulence increases. One of the questions we get is, why go public now and why a SPAC? Larger acquisitions are the real driving force for going public. A SPAC gives us market and price certainty and allows us to partner with Tastemaker who has experience in the public markets. Our SPAC deal has no cash requirement. No cash requirements at all. That’s the certainty that may interest you.

We are a real company with profits year-after-year. We want to enhance that growth, and we believe that being public helps us accomplish this goal. We are focused on the long-term. My brother and I are not cashing out, as we’ll continue to own a large portion of the stock. Take this as a sign of the ultimate confidence in the business that we and our employees have built. We want to grow, want to double and we want to double again. We want to capitalize on the M&A opportunities that we see today. We will use leverage and our equity currency to help accomplish these goals. Next slide please.

Our focus on operations, infrastructure and customer service has resulted in a strong financial performance. Over $544 million in revenue during Fiscal Year 2022 and a significant growth in adjusted EBITDA year-after-year. We believe that our COVID boost will be permanent and we are currently way above 2019 levels. We are retaining our business and regrouping so as to continue to grow. We continue to perform and deliver to our customers, satisfy them as best as we can year-after-year, and business returns keep growing. This helps explain our consistent performance in growth over the 40-plus years.

Comparing our performance to the U.S. Jewelry market and the U.S. GDP, we have consistently outperformed. This can be traced back to our innovation, our strong customer relationships built and nurtured over time, and our diversification across all areas. Jewelry is a consumer discretionary item. It leads us often early into a recession and early out. You see that illustrated in 2009-2010 where we saw momentum slow, before we rebounded. This slide demonstrates growth and resiliency, plain and simple. And we’ve experienced – we’ve gone through recessions before over the years and the secret for us is just to continue to do what we do. We don’t pullback, we just purchase orders if sales are waning, but we guess we do what we do, continue marketing, and I guess power through it and then we grow. Next slide please. I went off script there if anyone can tell.

During the first half of fiscal 2023, we’ve seen some hesitancy from our customers, particularly during the second quarter, but we’ve remained focused on executing against our strategies while managing top and bottom line performance. During economic upheaval history shows that our momentum slows, but once we push through, we will continue to grow, we will bounce out. Next slide.

We also use hedging to mitigate price risk – pricing risk associated with precious metals. We don’t speculate. In this way, we are a reliable company. Gold rising or falling is of little consequence on a daily basis. We have various hedging instruments, including a gold leasing facility with banks, forward contracts and exchange listed futures to hedge our precious metals. These instruments are key to our hedging strategy. Next slide please.

We have a long history of growth in revenue and earnings. This slide illustrates what we have been able to accomplish over the last three and five years, with growth rates in adjusted EBITDA and revenue. Please note that 2021 and 2022 includes our acquisition of MTM, a high-volume, lower-margin manufacturer of growth of gold jewelry. Next slide please.

In summary, we are proud of our long history of consistent results and are excited for the future in which we tend to continue to grow not only organically but also through strategic acquisitions that we believe will further strengthen our leadership position in the industry.

Thank you for your time. We will be hosting a breakout session at 10:30 this morning in the Coquina Ballroom, Table F4.

One last note; my brother and I have spent – mostly spent our whole adult life in this business. We know this business and this industry backwards and forwards. Public speaking on the stage is not so much, but stop by our table and we’ll answer any questions you may have. Thank you.